FORCE PROTECTION VIDEO EQUIPMENT CORP.

140 Iowa Lane

Suite 102

Cary, NC 27511

(919) 780-7897

November 21, 2016

Charlie Guidry, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Force Protection Video Equipment Corp.

Registration Statement on Form S-1

Filed October 11, 2016

File No. 333-214046

Dear Mr. Guidry:

The following responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated November 9, 2016 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Force Protection Video Equipment Corp.  (the “Company”). All capitalized terms not specifically defined herein shall have the meaning assigned to such terms as set forth in the Registration Statement. This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and following each comment, sets forth the Company’s response.

General

1.

In addition to the shares registered in this filing, we note that between March and August of this year you issued RDW 118,354,107 shares of common stock, which is approximately 71% of your current non-affiliate public float. And, when combined with the shares registered in this filing, this percentage increases to 76%. We also note that RDW is contractually limited to a 4.99% or less ownership stake and that RDW is not listed in the beneficial owner table, on page 37. Consequently, we assume that RDW sold at least 95% of the 118,354,107 shares into the market in the previous eight months, only 2,415,000 of which were in registered in your most recent registration statement.

The short time frame of the sales and the large percentage of your non-affiliate public float the shares represent, especially when combined with the shares registered in this filing, raise questions about whether RDW is acting on your behalf. If RDW is so acting, then this filing cannot be conducted as an at-the-market offering because the securities are not qualified to be registered on Form S-3. Please fix the price of this offering. See Securities

Act Rule 415(a) (4) for additional guidance.

Alternatively, tell us why, given your recent history with RDW, RDW is not acting on your behalf in connection with this offering. Your analysis should include an application of Securities Act Rules Compliance and Disclosure Interpretations No. 612.09 to your facts.

Response:

We have been informed by RDW that over the last eight months RDW sold 118,354,107  shares of common stock into the market.  RDW sold all its shares that were registered in the previous S-1 (Registration No. 333-209623) and the last sale of those shares occurred on April 12, 2016. In addition, RDW converted other convertible notes of the Company into shares of common stock, all of which convertible notes were disclosed in our Company’s filings. Such shares of common stock were held by RDW for at least six (6) months at which time they became eligible for legend removal and were then deposited into RDW’s account and sold by RDW, from time to time, into the open market. We have been informed by RDW that at no time did it hold in excess of 4.99% of our issued and outstanding shares of common stock.

We have also done an analysis of Rule 415(a)(4) and Securities Act Rules Compliance and Disclosure Interpretations No. 612.09 (“CDI 612.09”).  Based on that analysis, and for the reasons set forth below, we have concluded that RDW is not acting on our behalf in connection with the offering or otherwise. Pursuant to CDI 612.09, there are six factors to consider in analyzing whether an offering is by or on behalf of an issuer. We discuss each of those factors below:

1.

The Period for which the Selling Stockholders have held the Shares.

RDW entered into a binding agreement to purchase our 8% Convertible Promissory Notes (“8% Convertible Notes”) on September 1, 2016 and has accepted the market risk of its investment since that date.  The Staff’s “PIPEs” interpretation in CDI 116.19 provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement.  CDI 116.19 provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

CDI 116.19 contemplates that a valid secondary offering can occur immediately following the closing of the private placement.  Because no specific holding period is required for a PIPE transaction to be a valid secondary offering, we believe a holding period of more than two (2) months is sufficient in this case for a valid secondary offering.

We also believe it is important to note that RDW has been a shareholder of the Company for more than one year and has loaned the Company considerable amounts of money without which the Company most likely could not have continued.  RDW entered into its first convertible note with the Company on November 12, 2015 and has since invested in several rounds of funding which have assisted the Company in achieving its business objectives.  In addition, in some instances, RDW has held convertible notes and shares of common stock of the Company for a period of over one year.  The fact that RDW has completed several rounds of financing with the Company and has held securities of the Company for a period of over one year establishes a long term relationship with the Company.

2.

The Circumstances under which the Selling Stockholder Received the Shares.

RDW acquired the 8% Convertible Notes and underlying shares of common stock in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.  In connection with the Securities Purchase Agreement, dated September 1, 2016 (the “Purchase Agreement”), RDW made specific representations that it was an accredited investor, was acquiring the securities in the ordinary course of business for its own account and not with a view towards distributing or reselling such securities in violation of the Securities Act or any applicable state securities laws and that it did not have a direct or indirect arrangement or understanding with any other persons to distribute or regarding the distribution of such securities in violation of the Securities Act or any applicable state securities laws.  The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that RDW has any plan to act in concert to effect a distribution of its securities.

In addition, RDW and the Company entered into the transaction as a result of arm’s length negotiations at a time when the Company was in need of funds.  RDW took a substantial risk in continuing to loan funds to the Company and did so at a time when other loans made by RDW to the Company were still outstanding.  Part of the negotiations included adding a “blocker” provision in the 8% Convertible Notes pursuant to which no conversion may be effected if after giving effect to such conversion, RDW would beneficially own in excess of 4.99% of the Company’s outstanding shares of common stock.

It is also important to note that RDW first invested in the Company in November 2015 after conducting extensive due diligence beginning in October 2015.  It was only when the Company was unable to repay the loans to RDW on the maturity date as anticipated that, rather than declare a default, RDW elected to convert a portion of its convertible notes into shares of common stock in April 2016.

Furthermore, as noted above, in connection with a PIPE transaction, the Company is permitted to register the resale of securities prior to their issuance if the Company has completed a Section 4(a)(2) exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) and the investor is at market risk at the time of filing of the resale registration statement.  The issuance of the 8% Convertible Notes and underlying shares of common stock to RDW qualify as an exempt 4(a)(2) transaction.  In addition, pursuant to CDI 116.19, when a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. In connection with the Purchase Agreement, there were no conditions to closing that were within RDW’s control or that RDW could cause not to be satisfied. Furthermore, the closing of the second tranche of 8% Convertible Notes shall occur within a short time (two (2) days) after the effectiveness of the resale registration statement.  As such, we believe the registration for resale of the shares of common stock underlying the 8% Convertible Notes qualify as a valid secondary offering.

3.

The Selling Stockholder’s Relationship to the Company.

RDW is not affiliated nor has it ever been affiliated with the Company. RDW is a lender to the Company and prior to the first loan in November 2015, it had no relationship whatsoever with the Company.  RDW and the Company were represented by their own independent counsel and all negotiations were conducted on an arm’s length basis. The terms of the agreements with RDW which were accepted by the Company were based on an independent review of other similar transactions in the market.  RDW has no other agreements to fund the Company and has taken considerable risk in lending the Company funds.  There is nothing to suggest that RDW has any other relationship with the Company or is acting as a conduit of the Company. In fact, it is only because of its familiarity with the Company, that RDW was willing to take the risk of lending the Company more money.

4.

The Amount of Shares Involved.

At the time of RDW’s first convertible note investment in the Company in November 2015, the Company’s common stock was priced at approximately $1.30 per share. Due to market conditions, the price of the underlying shares of common stock declined dramatically to approximately $0.35 from the time of the initial funding to RDW’s first conversion some six months later, a decline of approximately 271%.  As a result of the decline in stock price, the amount of shares issuable to RDW upon conversion of its convertible notes increased.  In connection with this offering, we are seeking to register approximately 38,000,000 shares of common stock for resale by RDW. There are now close to 200,000,000 shares in the public float and while the total would equate to approximately 19% of the float, the “blocker” prevents RDW from ever owning over 4.99% of our shares.

5.

Whether the Selling Stockholder is in the Business of Underwriting Securities.

RDW is acting solely in the capacity of a lender to the Company and is not in the business of underwriting securities.  RDW is a family office that has loaned funds to the Company for over one year.  The last shares of common stock which were registered in the previous S-1 were sold by RDW on April 12, 2016, and since that date, RDW has funded notes that did not include registration rights.   In addition, RDW has represented to us that during the last 12 months it has invested in other public companies, as well as private companies, secured lending crop loans and real estate loans. When RDW invests in public companies, it tends to purchase securities to hold and rarely relies on registration rights. Given the totality of the circumstances, this supports the view that RDW is not in the business of underwriting securities.

6.

Under all of the Circumstances, the Selling Stockholder is Not Acting as a Conduit for the Company.

RDW is one of many lenders that have taken considerable risk in lending the Company funds. All of RDW’s notes were negotiated at arm’s length and each party had its own independent legal counsel. There is no relationship between RDW and the Company other than borrower and lender. RDW holds notes of the Company and does not sell or transfer them to a third party, and in some cases, RDW has held convertible notes of the Company without registration rights.  The Company respectfully suggests that the totality of the analysis indicates that RDW is not acting as a conduit for the Company insofar as there was no prior relationship with the Company, RDW respected the “blocker” that was in place, all negotiations were at arm’s length and the issuance of a greater number of shares of common stock than what was initially anticipated was due to the decline in the Company’s stock price which was attributed to market forces during the first half of 2016 that affected all issuers, particularly smaller issuers.

Risk Factors

Risks Related to the RDW Financing and our Common Stock

Common Shares that we issue upon conversion of promissory notes ... , page 9

2.

In this risk factor, please supplement your discussion of the dilutive effect of conversion of the RDW Notes by providing an example of dilutive effect previous RDW transactions have had, including the total number of shares not only registered, but issued, in connection with the your most recent registration statement, on Form S-I (333-209623).

Response:

We have added language as to the dilutive effect of the conversion of the previous RDW notes which include the total number of shares which were registered as well as the additional shares which were issued but not registered.

Selling Security Holders, page 18

3.

Please confirm the amount of time, if any, that has passed since RDW completed the resale of substantially all of the securities registered in your most recent registration statement, on Form S-1 (333-209623), which went effective on March 11, 2016. If RDW has yet to complete the resale, in the last paragraph of this section, please disclose the number of registered shares that continue to be held by RDW.

Response:

We have been informed by RDW that it completed the resale of the securities registered in the Form S-1 (333-209623) on or before April 12, 2016.

4.

In the last paragraph of this section, please provide an estimate of the number of shares that the unpaid principal and interest would convert into. Assume for the purposes of this calculation that all unpaid amounts convert, at the required discounts, using the same recent share price you quote in the note on page 4.

Response:

We have added disclosure that provides an estimate of the number of shares of common stock that the unpaid principal and interest would convert into. In determining this number, we have assumed that all unpaid amounts convert at the required discounts.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

∙

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

∙

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

∙

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Paul Feldman

          Paul Feldman, President